Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	thousands, except share and per share data
	16 Weeks Ended		40 Weeks Ended

	November 13, 2004	November 8, 2003	November 13, 2004	November 8, 2003

Basic:
Net loss applicable to common shares:
From continuing operations	$(13,438)	$(2,421)	$(27,607)	$(4,715)
From discontinued operations	(7)	(1,956)	(3,744)	(3,217)

Net loss	$(13,445)	$(4,377)	$(31,351)	$(7,932)

Shares:
Weighted average number of common shares outstanding	18,423,933	18,339,623	18,403,416	18,339,325
Less: Treasury stock - weighted average	(10,672,236)	(10,267,793)	(10,476,110)	(10,250,099)

Weighted average number of common and common equivalent shares outstanding	7,751,697	8,071,830	7,927,306	8,089,226

Net loss per common and common equivalent shares:

From continuing operations	$(1.73)	$(0.30)	$(3.48)	$(0.58)
From discontinued operations	—	(0.24)	(0.47)	(0.40)

Net loss	$(1.73)	$(0.54)	$(3.95)	$(0.98)